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                            The Trylon Corporation
                              970 W. 190th Street
                                   Suite 900
                          Torrance, California 90502


                               November 27, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:    Thomas Jones
              Robert Osberger

              Re:    Request for Withdrawal
                     Form S-1 Registration Statement
                     File No. 333-09915
                     -------------------------------

Ladies and Gentlemen:

         On August 9, 1996, The Trylon Corporation (the "Company") filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (File No. 333-09915) relating to an initial public offering of common stock. The registration statement was amended by Amendments No. 1 and 2 filed with the Commission on August 15, 1996 and October 9, 1996 (together with such amendments and all exhibits thereto, the "Registration Statement").

         The Company has now determined, based on current market conditions and after consultation with its underwriters, that it is not at this time in a position to effect the public offering on terms acceptable to it. Accordingly, the Company hereby requests an order granting the withdrawal of the Registration Statement. The Company notes in connection with its request that it has not printed or circulated preliminary prospectuses or engaged in any "roadshow" or other solicitations in connection with the contemplated public offering.

         Based on the foregoing, the Company respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, that the Commission find the withdrawal of the Registration Statement consistent with the public interest and the protection of investors, and that it consent thereto. As required by Rule 478(c), this request for withdrawal has been duly executed on behalf of the Company by the agent for service named in the Registration Statement.

         Should the Staff have any questions or comments regarding this request, or should the Commission for any reason determine not to grant such request, please contact the undersigned at 310/327-8820 or the Company's counsel, Robert
A. Koenig of Latham & Watkins, at 213/891-7919.


                                       Respectfully submitted,

                                       THE TRYLON CORPORATION


                                       By: /s/ Martin L. Lonky
                                          --------------------------
                                             Martin L. Lonky
                                             President and
                                             Chief Executive Officer

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